UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Nature’s Miracle Holding Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63903P 100
(CUSIP Number)

Tie (James) Li Nature’s Miracle Holding Inc. 3281 E. Guasti Road, Suite 175 Ontario, CA 91761 (909) 218-4601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tie (James) Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,955,248
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,955,248
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,955,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on 81,197,668 shares of the Issuer’s common stock issued and outstanding as of November 20, 2024.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission on July 9, 2024 (the “Original Schedule 13D”).

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains in effect, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 19, 2024, Mr. Li entered into a debt-to-equity conversion agreement (the “Debt to Equity Conversion Agreement”) with the Company, Visiontech Group, Inc. (“Visiontech”), Uninet Global Inc. (“Uninet”), Nature’s Miracle, Inc. (“NMHI (DE)”), Nature’s Miracle Inc. (“NMHI (Cayman)”) and Zhiyi Zhang. NMHI (DE) owed NMHI (Cayman) a total of $684,739, of which NMHI (Cayman) assigned $577,500 to Mr. Li. Mr. Li converted this assigned debt into 6,562,500 shares of the Company’s common stock at a conversion price of $0.088 per share.

The foregoing description of the Debt to Equity Conversion Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Person, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 81,197,668 shares of the Issuer’s Common Stock issued and outstanding as of November 20, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tie (James) Li	12,955,248	16.0%	12,955,248	0	12,955,248	0

(c)	Except as disclosed in this Statement, the Reporting Person did not effect any transaction with respect to Common Stock during the past 60 days.

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Debt to Equity Conversion Agreement

On November 19, 2024, Mr. Li entered into that certain Debt to Equity Conversion Agreement with the Company, Visiontech, Uninet, NMHI (DE), NMHI (Cayman) and Zhiyi Zhang. NMHI (DE) owed NMHI (Cayman) a total of $684,739, of which NMHI (Cayman) assigned $577,500 to Mr. Li. Mr. Li converted this assigned debt into 6,562,500 shares of the Company’s common stock at a conversion price of $0.088 per share.

The foregoing description of the Debt to Equity Conversion Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
2.1	Merger Agreement dated September 9, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.2	Amendment No. 1 to Merger Agreement, dated as of June 7, 2023 (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.3	Amendment No. 2 to Merger Agreement, dated as of December 8, 2023 (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
10.1	Form of Loan Agreement (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on July 12, 2023)
10.2	Form of Purchaser Support Agreement (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.3	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.2 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.5	Employment Agreement (incorporated by reference to Exhibit 10.7 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.6	Standby Equity Purchase Agreement dated April 10, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 11, 2023)
10.7	Amendment No. 1 to Standby Equity Purchase Agreement dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on June 14, 2023).
10.8	Amendment No. 2 to Standby Equity Purchase Agreement dated December 11, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on December 22, 2023).
10.9	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.4 to Company’s Current Report on Form 8-K filed with the Securities & Exchange Commission on March 15, 2024)
10.10	Form of Voting Agreement (incorporated by reference to Exhibit 10.5 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.11	Registration Rights Agreement dated as of March 11, 2024, by and between the Company and each party listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on 8-K, filed with the SEC on March 15, 2024).
10.12	Debt to Equity Conversion Agreement dated November 19, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024	/s/ Tie (James) Li
Tie (James) Li